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      +--------+
      | FORM 5 |                 U.S. SECURITIES AND EXCHANGE COMMISSION
      +--------+                         WASHINGTON, D.C. 20549
[_] Check box if
    no longer subject       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5         Filed pursuant to Section 16(a) of the Securities
    obligations may             Exchange Act of 1934, Section 17(a) of the
    continue.  See             Public Utility Holding Company Act of 1935 or
    Instruction 1(b).       Section 30(h) of the Investment Company Act of 1940

[_] Form 3 Holdings Reported

[_] Form 4 Transactions Reported


(Print or Type Responses)
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1.  Name and Address of Reporting Person*

      O'Donovan                      James                            J.
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        (Last)                      (First)                        (Middle)

                               615 Merrick Avenue
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                                    (Street)

Westbury                             NY                              11590
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        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol   New York Community Bancorp, Inc.
                                             -----------------------------------
                                               (NYB)
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3.  I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

--------------------------------------------------------------------------------

4.  Statement for Month/Year   December 2002
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                                --------------------------------

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

        Director    X   Officer             ___ 10% Owner    ___ Other
   -----          ----- (give title below)                       (specify below)

    Executive Vice President
    ----------------------------------------------------------------------------

7.  Individual or Joint/Group Filing
    (Check Applicable Line)

     X   Form filed by One Reporting Person
    ---
    ____ Form filed by More than One Reporting Person

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                             TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title         2. Trans-   2A.       3. Trans-       4. Securities Acquired (A)        5. Amount of        6.Owner-     7. Nature
   of               action   Deemed       action          or Disposed of (D)                Securities         ship       of In-
   Security         Date     Execution    Code            (Instr. 3, 4 and 5)               Beneficially       Form:      direct
   (Instr. 3)       (mm/dd/  Date, if     (Instr. 8)                                        Owned at the       Direct     Bene-
                    yy)      any       -----------------------------------------------      End of Issuer's    (D)or      ficial
                             (mm/dd/yy)                                                     Fiscal Year        Indirect   Owner-
                                          Code           Amount        (A) or    Price      (Instr. 3 and 4)   (I)        ship
                                                                       (D)                                     (Instr. 4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                  319,685           D         (1)
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Common Stock                                                                                   25,000           I         O'Donovan
                                                                                                                          Family
                                                                                                                          Trust (2)
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Common Stock                                                                                  134,656           I         By ESOP(3)
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Common Stock                                                                                   47,671           I         By 401 (a)
                                                                                                                             (3)
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Common Stock                                                                                   80,550           I         By SERP(4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                    2,992           I         Custodian
                                                                                                                             for
                                                                                                                           grandson
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          (Over)
                                                                  SEC 2270(9-02)


FORM 5 (continued)

--------------------------------------------------------------------------------------------------------------------------
                        TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                              (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
--------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative        2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)           sion or             action              tion Code              ative Securities
                                  Exercise            Date                (Instr. 8)             Acquired (A) or
                                  Price of            (Month/                                    Disposed of (D)
                                  Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                  ative               Year)
                                  Security
                                                                                              ----------------------------
                                                                                                  (A)        (D)

--------------------------------------------------------------------------------------------------------------------------
Option to Purchase                $22.23
Common Stock (5)
--------------------------------------------------------------------------------------------------------------------------
Option to Purchase                $27.405
Common Stock (6)
--------------------------------------------------------------------------------------------------------------------------
Option to Purchase                $28.54
Common Stock (7)
--------------------------------------------------------------------------------------------------------------------------
Option to Purchase                $24.61              7/24/02                 A                 150,000
Common Stock (8)
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                    TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
--------------------------------------------------------------------------------------------------------------------------
6. Date Exer-        7. Title and Amount of       8. Price       9. Number of      10. Owner-       11. Na-
cisable and             Underlying Securities        of             Deriv-             ship             ture
Expiration              (Instr. 3 and 4)             Deriv-         ative              of De-           of In-
Date                                                 ative          Secur-             rivative         direct
(Month/Day/                                          Secur-         ities              Security:        Bene-
Year)                                                ity            Bene-              Direct           ficial
                                                     (Instr.        ficially           (D) or           Owner-
-----------------------------------------------      5)             Owned              Indirect (I)     ship
Date         Expira-                Amount or                       At End             (Instr. 4)       (Instr. 4)
Exer-        tion       Title       Number of                       of Year
cisable      Date                   Shares                          (Instr. 4)

--------------------------------------------------------------------------------------------------------------------------
12/21/02    12/21/11    Common      150,000                         150,000             D
                        Stock
--------------------------------------------------------------------------------------------------------------------------
 7/24/02     1/24/12    Common      303,750                         303,750             D
                        Stock
--------------------------------------------------------------------------------------------------------------------------
 1/21/04    1/21/13     Common      210,000                         210,000             D
                        Stock
--------------------------------------------------------------------------------------------------------------------------
 7/24/03    7/24/12     Common      150,000                         150,000             D
                        Stock
--------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Of the shares held directly, 22,709 are held jointly with Mr. O'Donovan's wife and 757 are held jointly with Mr. O'Donovan's daughter.
(2) Shares previously reported as being held in Mr. O'Donovan's direct holdings are now held in the O'Donovan Family Trust, of which Mr. O'Donovan is a Trustee.
(3) This form reflects increases in beneficial ownership resulting from exempt acquisitions under an Employee Stock Ownership Plan ("ESOP") and 401(a) Incentive Savings Plan pursuant to Rule 16b-3(c).
(4) Shares held in trust under the New York Community Bank Supplemental Benefits Plan ("SERP").
(5) Options granted under the New York Community Bancorp, Inc. ("NYCB") 1997 Stock Option Plan that vest in three equal annual installments beginning on December 21, 2002.
(6) Options automatically granted pursuant to the reload feature of the NYCB 1997 Stock Option Plan that were exercisable beginning on July 24, 2002.
(7) Options granted pursuant to the NYCB 1997 Stock Option Plan that vest in three equal annual installments beginning on January 21, 2004.
(8) Options granted pursuant to the NYCB 1997 Stock Option Plan that vest in three equal annual installments beginning on July 24, 2003.


       /s/ Ilene A. Angarola                 February 14, 2003
       --------------------------------    --------------------
       **Signature of Reporting Person            Date

       By:  Ilene A. Angarola, Power of Attorney
       For: James J. O'Donovan

**  Intentional misstatements or ommissions of facts constitute
    Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


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